Exhibit 99.1

On February 25, 2005, the SWX Swiss Exchange issued a press release regarding ABB Ltd, the text of which is as follows:

“Media Release

25.2.2005

The SWX Swiss Exchange sanctions ABB for violation of the provisions regarding ad hoc publicity

The SWX Swiss Exchange has issued a reprimand with publication against ABB Ltd. for negligent violation of the provisions regarding ad hoc publicity.  The reprimand was issued in response to a profit warning communicated selectively to “NZZ am Sonntag” by Jürgen Dormann, CEO and Chairman of the Board of ABB Ltd.

On 25 January 2004, an interview with Jürgen Dormann, CEO and Chairman of the Board of ABB Ltd., appeared in NZZ am Sonntag.  In this interview, Mr Dormann said among other things: “Still, in spite of advances in our core business, we will show a loss for 2003.  It will be about as high as last year’s.”  This contradicted the prognoses previously made by ABB and therefore constituted a profit warning.  The next day, ABB’s stock dropped by about 3% while the SMI fell only slightly.  ABB did not issue a media release regarding the expected losses for 2003.

According to Art. 72 para. 1 of the Listing Rules (LR) of the SWX Swiss Exchange, an issuer must inform the market of any price-sensitive facts which arise in its sphere of activity and are not of public knowledge.  A new fact within the meaning of Art. 72 LR must be potentially price-sensitive; in other words, because of its considerable effect on the issuer’s assets and liabilities or financial position or on the general course of its business, the fact must be likely to result in substantial movements in the price of the securities (Art. 72 para. 1 sentence 2 LR).

Mr Dormann’s profit warning constituted a potentially price-sensitive fact that arose in ABB’s sphere of activity and was not of public knowledge.  Therefore, the statements made by Mr Dormann on 25 January 2004 should have been published in accordance with Art. 72 LR.

Under Art. 72 para. 4 LR, the publication of potentially price-sensitive facts must be carried out so as to ensure equal treatment of all market participants to the greatest possible extent.  In order to ensure equal treatment, the SWX requires as a minimum measure that ad-hoc-relevant information must be disclosed through at least one electronic information system widely used in the professional market (e.g. Reuters or Bloomberg) and through one newspaper of national importance.

The disclosure of potentially price-sensitive facts to only one of the above-mentioned media on the assumption that they will be passed on to other media and then disseminated is not in compliance with the regulations regarding ad hoc publicity.  This procedure carries the risk that the adoption of the facts by other media will occur in an incomplete or misleading manner.  For the participants in the financial market, it is significant in terms of how to assess the quality of the information whether an ad hoc notice was issued directly by the issuer or merely recounted by another medium.

To sum up, ABB has violated the regulations regarding ad hoc publicity pursuant to Art. 72 LR by selectively communicating potentially price-sensitive facts to only one of the several media that must be notified according to the rules and regulations of the SWX (“profit warning”).  On 1 November 2004, therefore, the Executive Committee of the Admission Board of the SWX decided to issue a reprimand with publication against ABB.

Should you have any questions, please feel free to contact
Mr. Werner Vogt, Spokesman SWX.

Phone:	+41(0)58 854 2675 or +44(0)20 7074 4480 (routed nationally or internationally)

Fax:	+41(0)58 854 27 10

Email:	pressoffice@swx.com”